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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

FARGO ELECTRONICS, INC.
(Name of Subject Company)

FARGO ELECTRONICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

Gary R. Holland
Chairman, President and Chief Executive Officer
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone No.: (952) 941-9470
Facsimile No.: (952) 941-7836
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Bruce A. Machmeier, Esq.
Thomas A. Letscher, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402
Telephone No.: (612) 607-7000
Facsimile No.: (612) 607-7100	Herbert S. Wander, Esq. Mark D. Wood, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Telephone No.: (312) 902-5200 Facsimile No.: (312) 902-1061

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Fargo Electronics, Inc., a Delaware corporation ("Fargo"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the "SEC") on August 3, 2001, as amended by Amendment No. 1 thereto filed with the SEC on August 15, 2001 (the "Schedule 14D-9"), with respect to the offer by Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to purchase all of the issued and outstanding Shares of Fargo at a purchase price of $7.25 per Share, net to each seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

    Item 4 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

  Reasons for the Fargo Board Recommendation

    The first bulleted paragraph under the heading "Reasons for the Fargo Board's Recommendation" on page 11of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

  •
  The consideration to be paid in the Offer and the Merger, and, in particular, the fact that the $7.25 per Share to be received by Fargo stockholders in the Offer and the Merger represents a premium of approximately 32.3% over the closing sale price per Share on July 30, 2001, the day before the Fargo Board approved the Acquisition Agreement and the Transactions, as well as a 52.6% premium over the closing sale price on the trading day occurring six months prior to July 30, 2001 and a 246% premium over the closing sale price on the trading day occurring four months prior to July 30, 2001.

Item 8.  Additional Information

    Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

    On August 16, 2001, Zebra and Fargo received from the Federal Trade Commission a request for additional information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") with respect to Zebra's planned acquisition of Fargo. The waiting period under the HSR Act will expire 10 days after Zebra and Fargo substantially comply with the request, unless it is extended by court order or by the consent of Zebra and Fargo. The full text of the press release issued in connection therewith is attached as Exhibit 99(a)(7) hereto and is incorporated herein by reference in its entirety.

Item 9.  Exhibits

    Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description
99(a)(7)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued August 17, 2001 (incorporated by reference to Exhibit 99.1(a)(5)(B) of Amendment No. 2 to the Schedule TO)

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Annex A

    Annex A of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

    The second sentence of the first paragraph under the heading "Right to Designate Directors and Parent Designees—Zebra Designees" on page A-3 of Annex A of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

  "None of the Zebra Designees currently is a director of, or holds any positions with, Fargo. Zebra has advised Fargo that, to the best of Zebra's knowledge, except as set forth below, none of the Zebra Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Fargo, other than 585,000 Shares directly owned by Zebra (approximately 5.0% of the outstanding Shares), which each Zebra Designee may be deemed to beneficially own as a result of his relationship with Zebra, and 60,000 Shares owned by Veraje Anjargolian (approximately 0.5% of the outstanding Shares), nor has any such person been involved in any transaction with Fargo or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Zebra or Merger Sub and Fargo that have been described in this Information Statement."

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SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FARGO ELECTRONICS, INC.
	By:	/s/ GARY R. HOLLAND Gary R. Holland Chairman, President and Chief Executive Officer
Dated: August 17, 2001

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FARGO ELECTRONICS, INC.

AMENDMENT NO. 2 TO SCHEDULE 14D-9

Exhibit Index

Exhibit No.	Description	Method of Filing
99(a)(7)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued August 17, 2001	Incorporated by reference to Exhibit 99.1(a)(5)(B) of Amendment No. 2 to the Schedule TO

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  Item 4. The Solicitation or Recommendation
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE
Exhibit Index